Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

FOR IMMEDIATE RELEASE

MARY CIRILLO JOINS THE BOARD OF
THE THOMSON CORPORATION

TORONTO, May 4, 2005 — The Board of Directors of The Thomson Corporation (NYSE:TOC; TSX:TOC) announced today that Mary Cirillo was elected to the Board at the company's annual and special meeting of shareholders in Toronto.

        Ms. Cirillo, age 57, is the former Chair and Chief Executive Officer of Opcenter, LLC, an internet consulting firm. Before joining Opcenter, Ms. Cirillo served as Chief Executive Officer of Global Institutional Services at Bankers Trust. She was also a member of the Bankers Trust Management Committee and became a member of Deutsche Bank's senior management team following Deutsche Bank's acquisition of Bankers Trust. Before joining Bankers Trust, Ms. Cirillo spent 20 years at Citibank where she was most recently responsible for the Global Relationship Banking Operations and Technology Group.

        Ms. Cirillo is a director of Healthcare Property Investors. In 1994, Ms. Cirillo was awarded The Star award from the New York Women's Agenda, which honors the top business and professional women in New York. She was also recognized by NextStep for her efforts in the area of workforce diversity.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2004 revenues of $8.10 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate e-learning and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 40,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).